December 6, 2010

BY EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Renal Holdings Inc.

Registration Statement on Form S-4

File No. 333-170376

Filed on November 4, 2010

Dear Mr. Reynolds:

This letter is submitted on behalf of American Renal Holdings Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on November 4, 2010 (file number 333-170376, the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated December 1, 2010 (the “Comment Letter”), to Joseph Carlucci, Chief Executive Officer of the Company. The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 1, which will be marked to show changes from the preliminary prospectus contained in the Registration Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the preliminary prospectus contained in Amendment No. 1.

General

1.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Comment No. 1

In response to the Staff’s comment, the Company has filed a supplemental letter, together with this response letter, that includes the requested statements.

Summary

2.	Please revise your disclosure under Consistent Financial Performance and Strong Free Cash Flow Generation on page 5 to separately address the cash flows generated by your joint ventures from the cash flows generated by the issuer and guarantors. In addition, revise to state the operating cash flows generated by the issuer and guarantors for the year-ended December 31, 2009 and clarify the source of such cash flows.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised page 5 to include the requested disclosure.

3.	We note the statement on page 14 that the notes and guarantees are secured by first priority liens “on substantially all of [y]our and [y]our guarantors’ tangible and intangible assets.” Please revise to provide an approximate value of these assets as of the interim balance sheet date.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised page 14 to include the requested disclosure.

4.	Please revise to disclose the amount debt and other obligations having priority over the notes pursuant to the inter-creditor agreement as of the interim balance sheet date.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised pages 14 and 15 to include the requested disclosure.

5.	Please expand on the last bullet under Ranking on page 15 to disclose the approximate amount of debt to which the notes are structurally subordinate.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised page 15 to include the requested disclosure.

6.	Please provide a brief statement either in the Summary or as part of your Summary Historical and Pro Forma Consolidated Financial and Other Data indicating that the information you present throughout includes the non-guarantor joint ventures and include a reference to your Critical Accounting Policies and to Footnotes Q and K of your financial statements for the periods ended December 31, 2009 and June 30, 2010 respectively for additional information.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised page 1 to include the requested disclosure.

7.	Also, we note that your joint venture agreements provide for you to receive a stated percentage of the net revenues of the joint venture and a pro-rata share of the joint venture’s distributions. Currently it is unclear how much of the joint ventures’ net income is available for distribution to you or whether your joint ventures are limited in any manner from making full pro-rata distributions to you. To the extent that the issuer’s legally available cash flows are materially different than that suggested by the financial statement presentation, revise to address here and elsewhere as appropriate.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised page 90 to include the requested disclosure. We also supplementally note that the issuer’s legally available cash flows are not materially different than that suggested by the financial statement presentation.

8.	Please confirm to us that your exchange offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment No. 8

In response to the Staff’s comment, the Company confirms that the exchange offer will remain open at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

9.	We were unable to locate the disclosure requested by Item 503(d) of Regulation S-K in your Summary. Please revise or advise. In this respect your attention is directed to Instruction 2.D of the Item requirement.

Response to Comment No. 9

In response to the Staff’s comment, the Company has added the requested item to the Selected Consolidated Financial Data section of the prospectus and has added a cross-reference to this information in the Summary Historical and Pro Forma Consolidated Financial and Other Data section of the prospectus.

The Transactions, page 47

10.	We note the disclosure on page 47 that certain former shareholders have “the right to receive certain future payments…” Please disclose the approximate value of these payments and the date by which such payments are required to be made, to the extent material to the issuer or the guarantors.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised page 47 to include the requested disclosure.

Notes to Unaudited Pro Forma Financial Information, page 55

11.	Please add disclosure to state the income tax rate applied in adjustment (h) and describe the significant assumptions used in applying such adjustment.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised page 55 to include the requested disclosure.

12.	We note that you compare the pro forma results for the three and six months ended June 30, 2010 to the respective historical predecessor results. Please discuss why you believe a comparison of the pro forma results to the historical predecessor results is meaningful.

Response to Comment No. 12

In response to the Staff’s comment, the Company has amended our S-4 filing to include a comparison of the actual results for the nine-month period ended September 30, 2010 to the actual results for the nine-month period ended September 2009. In addition, the Company has supplementally provided a comparison of the pro forma results for the nine-month period ended September 30, 2010 to the actual results for the nine-month period ended September 30, 2009 for those line items where pro forma and actual results are different. The Company believes this supplemental disclosure is useful to an investor in the notes.

In addition, the Company is providing a comparison of the actual results for the three-month period ended September 30, 2010 to the actual results for the three-month period ended September 30, 2009. The Company believes that this supplemental information is useful to an investor in the notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

13.	Please revise the disclosure on page 59 under Effect of the Transactions to address your annualized interest expense associated with the $250 million in notes and discuss the impact it may have on your financial results.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised page 58 to include the requested disclosure. Because a large portion of this section appears as newly added text, for ease of review the Company directs you to the language: “We estimate this additional indebtedness will result in annualized interest expense, including amortization of deferred financing costs and discounts, of approximately $23.0 million which is significantly higher than our historical annual interest expense and which may result in lower net income in future periods.”

Operating Environment, page 60

Current regulation and proposed changes, page 60

14.	We note that the 2011 initial bundled rate will be set based on a 2% reduction under the historical methodology. We further note on page 85 that the Congressional Budget Office estimates the changes will result in an additional $1.5 billion in government payments to the dialysis industry over the next 10 years. Please explain in greater detail how you expect the changes in regulation to impact the amount and timing of collection of fees received under Medicare and Medicaid programs. In addition, please clarify how the Congressional Budget Office estimates an increase in payments to the dialysis industry when the initial bundled rate will be lower than the historical rate.

Response to Comment No. 14

In response to the Staff’s comment, the Company offers the following explanations:

Starting in 2012, the bundled Medicare reimbursement will be increased annually (for inflation) by a defined market basket index, minus 1%. Previously, Medicare reimbursement rate updates required specific Congressional approval, on a case-by-case basis. These approvals were, as a result, historically unpredictable and inconsistently applied. The automatic annual update (as mandated by MIPPA) beginning in 2012 is expected to yield more predictable rate increases and revenue stability, which will also align more closely with external factors such as inflationary cost pressure.

We understand that the Congressional Budget Office (CBO) estimate of an additional $1.5 billion in payments to the dialysis industry over the next 10 years is directly related to this annual updated mechanism which is projected to yield an approximate average annual update of 1.5% per year (i.e. 2.5% market basket, minus the 1.0% productivity adjustment).

The Company has also included additional disclosure on page 86 in response to the Staff’s comment.

Year ended December 31, 2009, as compared with year ended December 31, 2008, page 67

15.	Please explain the reason for the decline in the administration of EPO referenced on page 67.

Response to Comment No. 15

In response to the Staff’s comment, the Company offers the following explanation:

The administration of EPO helps prevents anemia but can increase hemoglobin levels. In October, 2008, in response to studies confirming the risk of higher hemoglobins, industry guidelines (as well as target goals set by the Centers for Medicare and Medicaid Services (CMS) for target hemoglobin levels was set at a range of 10-12 g/dl. At the time of this change, the Company’s target goal for hemoglobin was greater than 11g/dl (grams/deciliter). In March of 2009, the Company changed its hemoglobin goal from greater than 11 g/dl to 10-12 g/dl. The decline in the administration of EPO was due primarily to this change in the Company’s goal in hemoglobin levels, which was reset as a result of these new target hemoglobin levels in patients set by the (CMS).

The Company supplementally notes that physicians are the sole determinates of drug dosaging. The Company level helps establish optimal treatment goals for our patients.

In response to the Staff’s comment, the Company has included disclosure on page 67 to reflect the above explanation.

Liquidity and Capital Resources, page, 73

16.	We note on page 77 your discussion with respect to Consolidated EBITDA as defined under your New Revolving Credit Facility. We also note on page 19 that you present Adjusted EBITDA because it is one of the components used in the calculations under the covenants contained in your revolving credit facility. Please clarify whether Consolidated EBITDA and Adjusted EBITDA are the same measure. To the extent they are not the same measure, please expand your discussion to compare and contrast how the measures are defined and how they are applied under your revolving credit facilities. To the extent they are the same measure, please use consistent terms to define the measure.

Response to Comment No. 16

In response to the Staff’s comment, the Company has revised pages 77 and 78 to clarify the distinction between Adjusted EBITDA and Consolidated EBITDA.

Capital Resources, page 75

17.	Please revise to disclose the amount of cash and cash equivalents held at your non-guarantor subsidiaries in addition to your consolidated cash balances for each period.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised page 74 to add a table presenting cash and cash equivalents for non-guarantor subsidiaries as well as for the issuer and the guarantor subsidiaries.

Critical Accounting Policies and Estimates, page 79

Stock-based Compensation, page 80

18.	Please expand your discussion of critical accounting estimates with respect to the measurement of stock-based compensation to disclose the fair value of common stock and describe the methods and key assumptions used and how the key assumptions were determined in valuing the common stock, an input to the Black-Scholes model you used to value the share-based awards.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised pages 80 and 81 to include the requested disclosure.

Business, page 83

19.	Please revise your distribution-related discussion on page 89 to address how the amounts distributed are calculated and address any restrictions on such distributions such as statutory restrictions, etc. In this respect we note your statement on page 36 that “distributions by [y]our clinics could be subject to statutory restrictions, including state laws requiring that such subsidiaries be solvent, or contractual restrictions.”

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised page 90 to include the requested disclosure.

20.	It was unclear to us whether your activities implicated state law restrictions on the corporate practice of medicine, or similar doctrines. If so, please revise your Government Regulation disclosure to address the nature of such restrictions and describe how you comply with the regulations.

Response to Comment No. 20

In response to the Staff’s comment, the Company supplementally offers the following explanation:

The Company has structured its activities and operations to avoid conflict with state law restrictions on the corporate practice of medicine which generally prohibit non-licensed persons or corporations from employing physicians to practice medicine, restrict the delivery of medical services to those entities owned and controlled only by licensed professionals and prohibit the division or splitting of professional fees between licensed medical doctors and non-licensed individuals or entities. The Company (or the JVs) does not directly employ physicians, but rather establishes its relationship on an independent contractor basis through our Medical Director Agreements. Further, we have structured all of our corporate and operational agreements to conform to any licensure requirements, fee-splitting and related corporate practice of medicine prohibitions.

21.	We note that your management services agreements entitle the company to a percentage of the clinic’s net revenues. Revise to indicate the range in percentage of net revenues under your management services agreements.

Response to Comment No. 21

In response to the Staff’s comment, the Company has revised page 90 to include the requested disclosure.

Management and Board of Directors, page 102

22.	Please provide the disclosure contemplated by Item 401(e) of Regulation S-K for your directors.

Response to Comment No. 22

In response to the Staff’s comment, the Company has revised page 104 to clarify that, except as otherwise indicated, none of the directors of the Company holds any other directorships. The Company believes the disclosure on pages 103 and 104 otherwise responds to Item 401(e) of Regulation S-K.

Executive Compensation, page 106

23.	We note your disclosure in response to Item 402(s) of Regulation S-K in the section Compensation Risk Assessment. Please advise us of the process you undertook to reach the conclusion that disclosure is not necessary.

Response to Comment No. 23

In response to the Staff’s comment, the Company offers the following explanation:

In connection with evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, the Company considered all of the components of its compensation program. As described in the Compensation Discussion and Analysis section on pages 107 to 111, the Company delivers executive compensation primarily through a combination of annual base salary, annual cash incentive payments and long-term equity incentives in the form of equity interests in its parent, C.P. Atlas Holdings, Inc. More specifically:

•	Because annual base salaries are generally stable, the Company does not believe that they encourage excessive risk-taking.

•

Annual cash incentive payments for 2009 were based upon the achievement of an annual, fiscal year consolidated EBITDA performance goal and the achievement of an annual target with respect to the number of dialysis patients treated during the year.

Annual cash incentive payments for 2010 will be based upon the achievement of an annual, fiscal year consolidated EBITDA performance goal. These goals are structured to encourage management to focus on strengthening the Company’s business on a long-term basis.

•

The Company grants long-term equity incentives to create an ownership culture focused on the Company’s sustainable growth. These equity incentives are subject to time-based vesting requirements, which the Company believes discourage excessive risk-taking by rewarding employees for remaining in the Company’s service and promoting the Company’s long-term stability and success.

The Company believes these components have been structured so that inappropriate risk-taking is not encouraged or incentivized and that the overall design of its compensation program aligns the interests of the Company’s employees with those of the Company’s stockholders. In particular, the Company believes that its approach of tying a meaningful portion of executive compensation to the long-term value of the Company’s equity is a valuable tool in managing and mitigating any risks associated with its compensation policies and practices.

24.	Please explain the meaning of your statement on page 106 that “[a]ctual compensation programs that [you] adopt may differ materially from the programs summarized in this discussion and analysis.”

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised page 107 to delete the referenced statement.

25.	We note the reference to “pre-established performance goals” and “annual targets” on page 107. It does not appear that you have discussed these targets which were used to establish the bonus pool. Please disclose the specific performance targets used to determine the bonus pool amount or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be fort the business unit or division to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response to Comment No. 25

In response to the Staff’s comment, the Company has revised page 108 to include the specific performance targets used to determine the bonus pool amount.

26.	In addition, we note that the compensation committee recommends the actual allocation of the bonus pool to the named executive officers. Please discuss the factors considered in determining the allocation of the bonuses. See 402(b)(l)(v). Similarly, discuss the reasons for the award of the discretionary cash bonus to Mr. Costa.

Response to Comment No. 26

In response to the Staff’s comment, the Company has revised page 109 to provide additional discussion of the factors considered in determining the allocation of the bonuses to Messrs. Carlucci, Ford, Kamal and McDonough and the reasons for the award of the discretionary cash bonus to Mr. Costa.

Grants of Plan-Based Awards in 2009, page 110

27.	Please include an amount for the target column. The company must provide a representative amount based on the previous fiscal year’s performance if the target amount is not determinable. See Instruction 2 to 402(d).

Response to Comment No. 27

In response to the Staff’s comment, the Company has revised page 111 to delete the threshold and maximum columns and to include amounts in the target column of the Grants of Plan-Based Awards in 2009 for Messrs Carlucci, Ford, Kamal and McDonough.

Security Ownership of Certain Beneficial Owners and Management, page 118

28.	Please disclose the natural person(s) who have voting and dispositive control over the shares held by Centerbridge Capital Partners L.P. Also, please advise why these shares are not attributable to Messrs. Silver and Hendricks.

Response to Comment No. 28

In response to the Staff’s comment, the Company has revised page 119 to include the requested disclosure.

Description of the Exchange Notes, page 134

29.	Please revise the discussion throughout this section and others as appropriate to clarify the degree to which the indenture places, or fails to place, limits or restrictions on the activities of your non-guarantor joint ventures which would impact the cash flows available to repay the notes or otherwise impact your financial results or business activities on a consolidated basis.

Response to Comment No. 29

In response to the Staff’s comment, the Company has revised page 198 to include the requested disclosure. In addition, the Company supplementally notes the following:

The Indenture places limitations on the activities of the issuer and its “Restricted Subsidiaries.” “Restricted Subsidiaries” are all subsidiaries (including non-guarantor joint ventures) which would be consolidated with the issuer in financial statements of the issuer (or its parent) prepared in accordance with generally accepted accounting principles in the United States as in effect on the date of issuance of the original notes. The non-guarantor joint ventures are consolidated with the issuer on its parent’s GAAP financial statements. Accordingly, the non-guarantor joint ventures are “Restricted Subsidiaries” and are subject to the covenants and other provisions applicable to Restricted Subsidiaries in the “Description of the Exchange Notes”.

30.	Please clarify, and quantify to the extent appropriate, the reference to “other contingent liabilities” on page 135.

Response to Comment No. 30

In response to the Staff’s comment, the Company has revised page 136 to provide the requested clarification.

31.	Please clarify the timing of the entry into the inter-creditor agreement and whether it was contemplated by the indenture.

Response to Comment No. 31

In response to the Staff’s comment, the Company states that the inter-creditor agreement was entered into simultaneously with the indenture and the credit agreement. The inter-creditor agreement was contemplated by the indenture.

Certain U.S. Federal Income Tax Consequences of the Exchange Offer, page 199

32.	Revise to indicate that the discussion addresses the material U.S. Federal income tax consequences relevant to the note exchange.

Response to Comment No. 32

In response to the Staff’s comment, the Company has revised pages i, 13 and 200 to inlcude the requested disclosure.

33.	Please provide a tax opinion covering the statements made in this section or advise us why you believe a tax opinion is not required.

Response to Comment No. 33

In response to the Staff’s comment, the Company believes a tax opinion covering the statements made in this section is not necessary because the treatment of the exchange as a non-taxable event for holders is clear under U.S. federal income tax law and there is no material risk of alternative treatment. Registration statements for similar exchange offers generally do not include an opinion covering the U.S. federal income tax consequences of the exchange offer.

Financial Statements, page F-1

34.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm in your next amendment.

Response to Comment No. 34

In response to the Staff’s comment, the Company has revised its financial statements in accordance with Rule 3-12 of Regulation S-X and has provided an updated consent from its independent registered public accounting firm.

Notes to Consolidated Financial Statements, page F-9

Note B - Significant Accounting Policies, page F-9

35.	We note from your disclosure on page 59 that your JV clinics are most commonly newly formed, or de novo clinics, and that you will continue to incur start-up costs associated with the opening of de novo clinics. Please tell us how you account for these start-up costs and disclose your accounting policy to the extent the start-up costs are material.

Response to Comment No. 35

In response to the Staff’s comment, the Company has revised page 57 to clarify that the reference to start-up costs should refer to “losses” from operations incurred during the start-up period and not costs. The Company’s policy for start-up costs is to expense them as incurred. These start-up costs are immaterial to the Company’s business and, as such, we have not included them in our accounting policy disclosure.

Schedule II - Valuation and Qualifying Accounts, page F-39

36.	Please identify each class of valuation and qualifying accounts and reserves by descriptive title. Furthermore, please present the balances and activities of your allowance for bad debts separately from your allowance for contractual adjustments.

Response to Comment No. 36

In response to the Staff’s comment, the Company has revised the disclosure on page F-39 to present separately the balances and activities of our allowance for doubtful accounts.

Unaudited Consolidated Statements of Cash Flows, page F-44

37.	Please present your issuance of debt and the related issuance costs separately, on a gross basis, within your Financing Activities. See ASC 230-10-45-7 and ASC 230-10-45-15.

Response to Comment No. 37

In response to the Staff’s comment, the Company has presented the issuance of debt and related costs separately, on a gross basis, within financing activities in the unaudited consolidated statement of cash flows for the period from May 8, 2010 through September 30, 2010.

Notes to Unaudited Consolidated Financial Statements - June 30, 2010, page F-45

38.	Please disclose subsequent events, if any, in a footnote and disclose the date through which you have evaluated subsequent events- State whether such date is either the date your interim financial statements were issued or the date these financial statements were available to be issued. Refer to FASB ASC 855-10-50-1.

Response to Comment No. 38

In response to the Staff’s comment, the Company has revised the disclosure on page F-49 to include the date through which we have evaluated subsequent events.

39.	Please revise the header on pages F-49 and F-50 to reference your interim financial statements.

Response to Comment No. 39

In response to the Staff’s comment, the Company has revised the header on pages F-49 and F-50.

Note A - Merger and Presentation, page F-45

40.	We note the aggregate purchase price of the Merger is $415 million. We also note from page F-54 that $44.6 million of stock-based compensation was accounted for as part of purchase price. Please revise your footnote disclosure to state the acquisition-date fair value for each major component of consideration provided. Refer to ASC 805-30-50-1. In addition, please provide a reconciliation detailing the difference between the purchase price of $415 million and cash outflow of $244 million captioned as ‘Merger with C.P. Atlas Holdings, Inc. within Investing Activities on your Unaudited Consolidated Statement of Cash Flows at page F-44.

Response to Comment No. 40

In response to the Staff’s comment, the Company has revised the disclosure on pages F-45 and F-48 to state the acquisition-date fair value for each major component of consideration provided and to reconcile the difference between the purchase price of the merger of $415 million, the acquisition-date fair value of consideration of $439 million and cash outflows of $250 million captioned within our unaudited consolidated statement of cash flows.

41.	We note from page F-46 that you have allocated a significant portion of the purchase price of the Merger to goodwill. Please explain to us your consideration of ASC 805-20-25-10 in assessing the recognition of intangible assets apart from goodwill. In addition, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill and disclose a qualitative description of the factors that make up the goodwill recognized pursuant to ASC 805-30-50-1.

Response to Comment No. 41

In response to the Staff’s comment, the Company has enhanced the disclosure on page F-48 to include a qualitative description of the factors that make up the goodwill recognized. The Company and its advisors have reviewed the guidance provided in ASC 805-20-25-10 as it relates to the various categories of identified intangible assets and after review of the acquired business, and the agreements related thereto, we have concluded that all intangible assets that met the criteria for separate valuation have been reflected in our financial statements. In addition, the Company considered, but did not value, the following intangible assets identified that do not meet the criteria for recognition apart from goodwill:

•	Assembled Workforce - Individuals involved in the management and operations at the Company have expertise in this industry. Workforce is required to be recorded as part of goodwill.

•

Patients - The Company provides dialysis services to patients, who on average receive dialysis treatments for a period of five years. Medical patients are protected under the Health Insurance Portability and Accountability Act (“HIPAA”), which “protects all individually identifiable health information held or transmitted by a covered entity or its business associate, in any form or media, whether electronic, paper, or oral”. Given that a patient list could not be sold, it did not meet the separability criterion. The Financial Accounting Standards Board states in ASC 805-20-55, “a customer list acquired in a business combination would not meet the separability criterion if the terms of confidentiality or other agreements prohibit an entity from selling, leasing, or otherwise exchanging information about its customers”.

•

Medical Director Agreements - The Company receives periodic fair value appraisals of all medical director agreements to examine if they are in compliance with anti-kickback regulations. Since these agreements are neither above or below fair value, the Company did not identify them as an intangible asset that is required to be separately valued. It would be a violation of anti-kickback regulations to pay amounts other than fair market value for medical directorships, and the Company is very careful to document and support the amounts paid for these agreements.

•

Operating and Management Agreements - The Company owns and operates dialysis centers in partnership with nephrologists. The ownership and management of each center is established through operating and management agreements. Based on management’s industry experience at Fresenius and Davita, the two largest companies in the industry, as well as a financial analysis of the management fees generated from these contracts in relation to the costs incurred, the Company believes the operating agreements and management agreements are at fair value. Further, since most of these contracts involve physician-owned entities, the Company is extremely careful to use market-based terms to stay in compliance with Stark regulations. Non-competition agreements included in the operating agreements have been broken out to be fair valued.

•

Location - Clinics that are centrally located where there is a large population in need of dialysis treatment or where a sole provider of dialysis treatment in a region would have value. Location is not a separable intangible asset and therefore was not valued.

•

Certificate of Need: Certificates of Need (“CON”), as defined by The National Conference of State Legislatures, are “programs aimed at restraining health care facility costs and allowing coordinated planning of new services and construction. Laws authorizing such programs are one mechanism by which state governments seek to reduce overall health and medical costs.” The Company operates clinics in the District of Columbia and Illinois, which both require clinics to obtain a Certificate of Need. The costs incurred to obtain a certificate of need are approximately $150,000 per clinic. There are only five clinics which have obtained this certificate, and due to the immaterial value of these CONs they were not valued separately from goodwill.

42.	Please add disclosure to describe the manner in which you have calculated the fair value of your ‘Noncontrolling interests not subject to put provisions’ at the acquisition date. Include the valuation technique and significant inputs used to measure such fair value in your revised discussion. Refer to ASC 805-20-50-1.

Response to Comment No. 42

In response to the Staff’s comment, the Company has revised the disclosure on page F-46 to describe the manner in which we have calculated the fair value of the above mentioned noncontrolling interests.

43.	We note from your disclosure on page F-45 that you have preliminarily evaluated and allocated the purchase price. Please advise us whether the initial accounting for the Merger is incomplete. If so, revise your disclosure to describe the reasons why the initial accounting remains incomplete and the assets, liabilities, equity interests or other items of consideration for which the initial accounting is incomplete. Refer to ASC 805-10-50-6.

Response to Comment No. 43

In response to the Staff’s comment, the Company has revised pages 51 and F-46 to reflect that it has completed its evaluation and allocation of the purchase price and the accounting of the Merger.

Note F – Long-Term Debt, page F-51

44.	We note from your disclosure on page 123 that you and the guarantors have entered into a registration rights agreement with the initial purchasers of the Senior Secured Notes. Please tell us how you account for these registration rights. Explain to us whether this registration arrangement should be accounted for as a separate unit of account and whether the arrangement should be included in the allocation of the proceeds received from the Senior Secured Notes. See FASB ASC 825-20-30-4.

Response to Comment No. 44

In response to the Staff’s comment, the Company offers the following explanation:

The guidance in ASC 825-20-15-43 related to the accounting for financial instruments defines a registration payment arrangement as an arrangement which 1) specifies the issuer will endeavor to file a registration statement for the resale of specified financial instruments and for that registration statement to be declared effective by the SEC within a specified grace period and 2) requires the issuer to transfer consideration to the counterparty if the registration statement is not declared effective. Furthermore, ASC 825 requires a registration payment arrangement to be recognized separately in the financial statements in accordance with Subtopic 450-20 Loss Contingencies. As such, if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability shall be included in the allocation of proceeds from the financial instrument. Any changes in the measurement of the contingent liability subsequent to the inception of the arrangement, either as a result of the transfer of consideration becoming probable or changes in the estimated amount of consideration transferred should be recorded in earnings.

The terms of the registration rights agreement we and the guarantors entered into in connection with the initial purchase of the Senior Secured Notes specified that we use all commercially reasonable efforts to (i) file a registration statement with respect to the outstanding notes and (ii) cause the registration statement to become effective within certain specified time periods. In the event we do not file a registration statement and do not cause the registration statement to become effective with the specified time periods, we are required to pay additional interest to the holders of the outstanding notes, as specified in the agreements. As a result, we have concluded that the registration rights agreement is a registration payment arrangement as defined in ASC 825. At the inception of the arrangement, we concluded that it was not probable that we would be obligated to pay any additional interest under the provisions of the registration rights arrangement. As a result, we did not allocate any proceeds received from the issuance of the Senior Secured Notes to the registration rights agreement. Subsequent to the inception of the arrangement, we have been required to make some additional interest payments under the provisions of the registration rights arrangement. To date, we have incurred $1,736.11 in additional interest which represents one day of penalty interest, which is immaterial. We believe this is consistent with our intent at inception of the arrangement evidenced by the immateriality of the amount.

Exhibits

45.	We note you have filed several LLC operating agreements as exhibits. It was unclear if these operating agreements were similar to those used to form and manage your non-guarantor operating LLCs. If not, please file forms of these agreements.

Response to Comment No. 45

In response to the Staff’s comment, the Company has filed a form of operating agreement of the non-guarantor operating LLCs as Exhibit 3.27.

Exhibit 10.3

46.	We were unable to locate exhibits 1 to 6. Please file this agreement in its entirety, including all missing exhibits.

Response to Comment No. 46

In response to the Staff’s comment, the Company has revised Exhibit 10.3 to include all exhibits thereto.

Exhibit 10.1

47.	We were unable to locate schedules 2.01 to 11.02 or exhibits A to L. Please file this agreement in its entirety, including all missing schedules or exhibits.

Response to Comment No. 47

In response to the Staff’s comment, the Company has revised Exhibit 10.1 to include all schedules and exhibits thereto.

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The company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call Stephan Feder at (212) 455-7405 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Jay Williamson

American Renal Holdings Inc.
Joseph Carlucci